Mail Stop 4561

February 3, 2006

Ms. A. Katrina Roche
Chief Executive Officer
Cistera Networks, Inc.
17304 Preston Road
Suite 975
Dallas, TX 75252

      Re: **Cistera Networks, Inc.**
              Form 10-KSB for the Fiscal Year Ended March 31, 2005
              Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
              Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
              File No. 000-17304

Dear Ms. Roche:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Please note, this letter is in addition to our comment letter dated September 19, 2005.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 6 Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 11

1.   Your disclosure states that you recognize revenue in accordance with Staff Accounting Bulletin No. 104. We further note that your product revenue contains software solutions. Tell us how you evaluated paragraph 2 of SOP 97-2 to determine whether SOP 97-2 should be applied to your sales arrangements that contain software. If you conclude that these arrangements are not within the scope of SOP 97-2, provide your analysis of footnote 2 of SOP 97-2 to demonstrate that software is incidental to the products or services as a whole.

2.   If you conclude that your sales arrangements that contain software are within the scope of SOP 97-2, please address the following.

   - For software arrangements that contain a hardware element, tell us your consideration of EITF Issue No. 03-5 to determine whether software is essential to the functionality of the hardware and hence, in the scope of SOP 97-2.
   - For arrangements that contain multiple elements, tell us whether you have established vendor-specific objective evidence (VSOE) of fair value to allocate value to the elements in the arrangement pursuant to paragraph 10 of SOP 97-2. If you have not established VSOE of fair value for one or more elements, tell us your consideration for paragraph 12 of SOP 97-2 as amended by SOP 98-9.

3.   Your disclosure states that product revenues are recognized once the software and hardware solution has been shipped. Tell us your consideration for the other criteria of paragraph 8 of SOP 97-2 when concluding whether revenue has been earned. As part of your response, tell us your consideration of paragraphs 26 through 30 when determining whether your fees are fixed and determinable.

4.   Your disclosure states that you recognize revenue from professional services once the services have been completed and the customer has approved the service. Tell us why you defer revenue from such services until they have been completed. As part of your response, specifically clarify whether your arrangements contain acceptance provisions that require you to defer professional service revenue. We refer you to paragraph 20 of SOP 97-2.

Liquidity and Capital Resources, page 12

5.	Your disclosure states, 'Additional funds may not be available on terms favorable to us or at all.' Your disclosure should also indicate what the effects will be if this source of cash is not available.

Note 2 – Summary of Accounting Policies

Revenue Recognition, page F-10

6.	Tell us how you considered the disclosure requirements of paragraph 12 of APB Opinion No. 22. Your revenue recognition accounting policy contains several judgments that appear to require disclosure pursuant to this guidance. Further, since your sales transactions have multiple elements, your policy should clearly state the accounting policy for each element as well as how the element is determined and valued. See SAB Topic 13(B).

Note 11 – Convertible Debt, page F-15

7.	Please tell us how you have applied the guidance in SFAS 133 and EITF 00-19 in evaluating whether the debt conversion feature for the senior unsecured convertible promissory notes has an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. Ensure your response addresses the variable conversion ratio contained in these arrangements. Refer to the guidance in Section II.B of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance. If you conclude that your convertible term notes do not qualify as conventional convertible debt, please provide your analysis of each of the conditions described in paragraphs 12 through 32 of EITF 00-19 as to whether the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative.

8.	Note that similar issues to those described above may exist related to your convertible promissory notes issued in December 2004. Please indicate how you addressed the issues described above with respect to these arrangements.

9.	We note that you have issued warrants in connection with the convertible notes payable and in stand-alone transactions. Tell us how you have applied the guidance in SFAS 133 and EITF 00-19 to determine whether these freestanding instruments meet the definition of a derivative and whether the instruments should be accounted for as equity or liability.

10.	Your disclosure on page F-16 indicates that in fiscal year 2005 and 2004, you granted stock options to non-employees. Since these options were issued to non-employees, you should include these options in your analysis of warrant transactions discussed above. Further, tell us what literature you applied to these issuances.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief